TSX: ERO
NYSE: ERO

November 2, 2023

Ero Copper Reports Third Quarter 2023 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and nine months ended September 30, 2023. Management will host a conference call tomorrow, Friday, November 3, 2023, at 8:30 a.m. eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Copper production of 10,766 tonnes at C1 cash costs(*) of $1.82 per pound of copper produced

•Gold production of 17,579 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $371 and $844, respectively, per ounce of gold produced

•Record gold production and operating margins at the Xavantina Operations partially offset lower copper production at the Caraíba Operations as well as the impact of a stronger Brazilian Real ("BRL") relative to the U.S. dollar ("USD")
◦Net income attributable to the owners of the Company of $2.5 million ($0.03 per share on a diluted basis)
◦Adjusted net income attributable to the owners of the Company(*) of $17.3 million ($0.18 per share on a diluted basis)
◦Adjusted EBITDA(*) of $42.9 million
•Reaffirming full-year copper production guidance and providing updates to other 2023 guidance ranges to reflect YTD performance, including record operating results at the Xavantina Operations

•Important milestones achieved in the execution of strategic growth initiatives during the quarter
◦Construction of the Tucumã Project reached over 70% physical completion as of quarter-end. Total project capital estimate remains unchanged at approximately $305 million
◦At the Caraíba Operations, construction of the Pilar Mine's new external shaft continued to progress on schedule. Planned capital expenditures under contract or in the final stages of negotiation remain at approximately 80% with current estimates within 5% of budget

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
◦Production from the new Matinha vein commenced at the Xavantina Operations, contributing to a quarter-on-quarter increase of over 40% to both processed gold grades and gold production as well as record-low unit operating costs

•Available liquidity at quarter-end of $237.6 million included cash and cash equivalents of $44.8 million, short-term investments of $42.8 million, and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

•Immediately prior to quarter-end and continuing into Q4 2023, the Company opportunistically expanded its foreign exchange hedge program
◦Of the $437 million foreign exchange derivative position as of October 2023, $145 million is designated for major project capital expenditures with a weighted average floor and ceiling of 5.10 and 5.23 BRL per USD, respectively

•Subsequent to quarter-end, the Company entered into a binding term sheet ("Term Sheet") with Vale Base Metals ("VBM") to earn a 60% interest in the Furnas copper project (the "Project") upon completion of several exploration, engineering and development milestones over a period of five years from the execution of a definitive earn-in agreement
◦Offers opportunity to expand long-term growth pipeline within the Carajás Mineral Province, home to the Company's Tucumã Project in Para State, Brazil
◦Partnership expected to leverage the Company and VBM's collective strengths while advancing Brazil's position as a leader in the global energy transition
◦For more information on the Project and Term Sheet, please see the Company's press release dated October 30, 2023

*These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
“2023 continues to be a pivotal year for Ero Copper as our near-term growth projects reach critical milestones and we continue to define and broaden our long-term growth pipeline,” said David Strang, Chief Executive Officer. “This strategic execution was evident at the Xavantina Operations, where we successfully initiated production from the Matinha vein during the quarter, resulting in record gold production and operating margins. We also made substantial progress at our Tucumã Project, as announced earlier this month, and advanced our Pilar 3.0 initiative at the Caraíba Operations, where we are nearing completion of the mill expansion project and preparing to commence main sinking of the new external shaft."

"In parallel, we continue to advance on our medium- and longer-term growth pipeline through ongoing regional copper and nickel exploration programs at the Caraíba Operations and, more recently, the execution of a binding term sheet to earn a 60% in VBM's Furnas copper project."

"Despite these important strategic advancements as well as solid operating performance at our Caraíba Operations during the quarter, our financial results were impacted by broader economic conditions that drove weaker metal prices and a stronger BRL against the U.S. dollar. In response, and in addition to the protection provided by the copper price hedges we established earlier this year, we elected to opportunistically expand our foreign exchange rate hedge program to cover a significant portion of projected operating costs and capital expenditures through the end of 2024."

"While we continue to navigate near-term economic and market uncertainty, we remain optimistic about the long-term demand outlook for copper and are committed to the execution of our strategy as we position Ero Copper to create sustainable, long-term value for all stakeholders."

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
THIRD QUARTER REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 806,096 tonnes of ore grading 1.46% copper, producing 10,766 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 91.6%
–Lower mill throughput volumes, as well as lower mined and processed copper grades due to mine sequencing, resulted in decreased copper production quarter-on-quarter
◦The Xavantina Operations processed 31,446 tonnes of ore grading 18.72 grams per tonne, producing 17,579 ounces of gold production after metallurgical recoveries of 92.9%
–Initial production from the new Matinha vein contributed to a quarter-on-quarter increase of over 40% in both processed gold grades and gold production

•Organic Growth Projects
◦The Company made significant progress on the construction of its Tucumã Project, which reached over 70% physical completion at quarter-end, up from approximately 45% at the end of Q2 2023. The first phase of plant commissioning is expected to commence by year-end 2023. First production remains on track to begin in H2 2024
–Significant advancement in mine pre-stripping, with first sulphide ore on track to be reached in early November
–All earthworks are now completed, including the water storage reservoir, site drainage and run-of-mine stockpiles
–Over 15,000 cubic meters of concrete have been poured (over 65% complete), concluding all major foundation requirements
–Steel structure pre-assembly and erection are tracking ahead of schedule with approximately 1,000 tonnes of steel already in place
–Key pieces of processing equipment are on site with installations either concluded or ongoing, including the primary crusher, ball mill, secondary and tertiary crushers, vibrating screen decks and flotation cells
–Main electrical substation installed on site with construction of power line tracking ahead of schedule; tie-in to national power grid scheduled for Q4 2023
–Project capital estimate remains unchanged at approximately $305 million
–For additional information on the Tucumã Project, including recent images of construction progress, please see the Company's press release dated October 19, 2023

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
◦At the Caraíba Operations, the Company is focused on advancing its Pilar 3.0 initiative, designed to support sustained annual ore production levels of 3.0 million tonnes. The components of Pilar 3.0 include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) an expansion of the Caraíba mill from 3.0 to 4.2 million tonnes of annual throughput capacity, and (iii) construction of a new external shaft to enable the creation of a two-mine system at the Pilar Mine
–Construction of the new external shaft remains on schedule. Headframe erection, stage winder installation and several key underground infrastructure installations were completed during the quarter. Main shaft sinking remains on track to commence prior to year-end. Planned capital expenditures under contract or in the final stages of negotiation remain at approximately 80% with current estimates within 5% of budget
–At the Caraíba mill, installation of the new ball mill, Jameson cell and associated electrical installations were nearly completed during the period. The mill expansion project remains on schedule for physical completion prior to year-end
–Greenfield exploration of regional nickel targets continued during the quarter; the identification of new copper targets within the Vermelhos district warrants further investigation during the coming year
◦Please see recent images from construction on the Caraíba Operations' new external shaft below

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 1: October 2023 aerial view of the Caraíba Operations shaft project, including (A) the permanent rock and personnel winders, (B) the completed shaft headframe, (C) the stage winder foundation, and (D) engineering and administrative buildings.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 2: Progress on erection of the permanent rock and personnel winder building (October 2023).

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 3: Progress on erection of the stage winder building (October 2023).

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Sep. 30, 2023	3 months ended June 30, 2023	3 months ended Sep. 30, 2022	9 months ended Sep. 30, 2023	9 months ended Sep. 30, 2022
Operating Highlights
Copper (Caraíba Operations)
Ore Processed (tonnes)	806,096	840,821	720,725	2,419,465	2,118,380
Grade (% Cu)	1.46	1.55	1.68	1.45	1.73
Cu Production (tonnes)	10,766	12,004	11,189	32,097	33,707
Cu Production (000 lbs)	23,734	26,464	24,669	70,761	74,312
Cu Sold in Concentrate (tonnes)	10,090	11,612	10,522	31,166	33,515
Cu Sold in Concentrate (000 lbs)	22,244	25,600	23,197	68,709	73,888
C1 cash cost of Cu produced (per lb)(1)	$1.82	$1.52	$1.46	$1.67	$1.34
Gold (Xavantina Operations)
Ore Processed (tonnes)	31,446	34,377	42,747	101,586	150,028
Au Production (oz)	17,579	12,333	10,965	42,355	30,883
C1 cash cost of Au Produced (per oz)(1)	$371	$492	$537	$425	$604
AISC of Au produced (per oz)(1)	$844	$1,081	$1,135	$943	$1,135

Financial Highlights ($ in millions, except per share amounts)
Revenues	$105.2	$104.9	$85.9	$311.1	$309.7
Gross profit	35.5	39.4	22.8	115.0	134.5
EBITDA(1)	28.3	58.6	24.9	135.0	154.7
Adjusted EBITDA(1)	42.9	45.8	29.1	133.2	145.1
Cash flow from operations	41.9	55.5	43.0	113.7	109.4
Net income	2.8	29.9	4.0	57.3	80.6
Net income attributable to owners of the Company	2.5	29.6	3.7	56.3	79.7
Per share (basic)	0.03	0.32	0.04	0.61	0.88
Per share (diluted)	0.03	0.32	0.04	0.60	0.87
Adjusted net income attributable to owners of the Company(1)	17.3	22.3	4.0	62.0	61.3
Per share (basic)	0.19	0.24	0.04	0.67	0.68
Per share (diluted)	0.18	0.24	0.04	0.66	0.67
Cash, cash equivalents, and short-term investments	87.6	180.4	359.8	87.6	359.8
Working capital(1)	32.8	140.7	343.2	32.8	343.2
Net (cash) debt(1)	331.8	246.5	51.5	331.8	51.5

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net (Cash) Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 PRODUCTION AND COST GUIDANCE(*)

The Company is reaffirming its 2023 copper production guidance for the Caraíba Operations of 44,000 to 47,000 tonnes of copper in concentrate. Copper production is expected to be strongest in the last quarter of the year due to higher anticipated mined and processed copper grades.

The Company's full-year copper C1 cash cost guidance range, based on the originally assumed foreign exchange rate of 5.30 BRL per USD, remains $1.40 and $1.60 per pound of copper produced. Given the continued strength of the BRL against the USD, the Company is now also providing an updated range of $1.50 to $1.70 per pound of copper produced should the exchange rate remain at current levels of approximately 5.00 BRL per USD for the remainder of Q4 2023.

Due to the Xavantina Operations' strong year-to-date operating performance, the Company is increasing its 2023 gold production guidance range to 55,000 to 59,000 ounces (originally 50,000 to 53,000 ounces). The Company is also reducing its full-year C1 cash cost guidance for the Xavantina Operations to $375 to $475 (originally $475 and $575) per ounce of gold produced and lowering its AISC guidance range to $900 to $1,000 (from $1,000 to $1,100) per ounce of gold produced.

With respect to its 2023 capital expenditure guidance, the Company is also providing ranges based on the original exchange rate assumption of 5.30 BRL per USD as well as a current exchange rate of 5.00 BRL per USD. At the Tucumã Project, the Company has elected to accelerate select workstreams originally slated for Q1 2024 to Q4 2023 due to the strong momentum carried forward from Q2 and Q3 2023. As a result, the adjusted 2023 capital expenditure guidance for the Tucumã Project includes an estimated increase of approximately $15-$20 million due to the expected shift in timing of associated payments.

The Company's updated cost guidance for 2023 reflects actual YTD cost performance and exchange rates, and assumes a Q4 2023 foreign exchange rate of 5.00 BRL per USD, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

	Previous Guidance '@ 5.30 FX Rate	Previous Guidance '@ 5.00 FX Rate	Updated Guidance '@ 5.00 FX Rate
Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000	Unchanged	Unchanged
C1 Cash Cost (US$/lb)(1)	$1.40 - $1.60	$1.50 - $1.70	Unchanged

Xavantina Operations
Gold Production (ounces)	50,000 - 53,000	Unchanged	55,000 - 59,000
C1 Cash Cost (US$/oz)(1)	$475 - $575	$500 - $600	$375 - $475
All-in Sustaining Cost (AISC) (US$/oz)(1)	$1,000 - $1,100	$1,050 - $1,150	$900 - $1,000
(1) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the Reconciliation of Non-IFRS Measures section at the end of this press release for additional information.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's updated capital expenditure guidance, presented in millions of USD, reflects actual YTD exchange rates and an assumed Q4 2023 exchange rate of 5.00 BRL per USD.

	Previous Guidance '@ 5.30 FX Rate	Previous Guidance '@ 5.00 FX Rate	Updated Guidance Including Forecast Capital Changes
Caraíba Operations
Growth	$90 - $105	$95 - $110	Unchanged
Sustaining	$70 - $80	$75 - $85	Unchanged
Exploration	$22 - $27	$23 - $29	Unchanged
Total, Caraíba Operations	$182 - $212	$193 - $224	Unchanged

Tucumã Project
Growth	$150 - $165	$160 - $175	$175 - $190
Exploration	$0 - $1	$0 - $1	Unchanged
Total, Tucumã Project	$150 - $166	$160 - $176	$175 - $191

Xavantina Operations
Growth	$4 - $5	$4 - $5	Unchanged
Sustaining	$12 - $14	$13 - $15	Unchanged
Exploration	$6 - $7	$6 - $7	$7 - $8
Total, Xavantina Operations	$22 - $26	$23 - $27	$24 - $28

Other Exploration Projects	$3 - $5	$3 - $5	$5 - $7

Company Total
Growth	$244 - $275	$259 - $290	$274 - $305
Sustaining	$82 - $94	$88 - $100	$88 - $100
Exploration	$31 - $40	$32 - $42	$35 - $45
Total, Company	$357 - $409	$379 - $432	$397 - $450

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the recent Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF"), for complete risk factors.

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Friday, November 3, 2023 at 8:30 am Eastern time (5:30 am Pacific time) to discuss these results.

Date:	Friday, November 3, 2023
Time:	8:30 am Eastern time (5:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call
Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	0471

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of copper produced (per lb)

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Cost of production	$39,345	$37,767	$39,047	$113,397	$106,225
Add (less):
Transportation costs & other	1,614	1,733	2,209	4,686	6,657
Treatment, refining, and other	4,122	4,248	4,198	10,897	10,137
By-product credits	(3,022)	(3,704)	(4,929)	(9,536)	(16,179)
Incentive payments	(1,609)	(1,129)	(902)	(3,975)	(2,822)
Net change in inventory	2,835	1,323	(3,849)	2,973	(5,179)
Foreign exchange translation and other	(171)	(13)	212	(169)	420
C1 cash costs	$43,114	$40,225	$35,986	$118,273	$99,259

Mining	$27,258	$25,794	$23,594	$76,262	$67,653
Processing	8,362	7,643	7,687	22,559	22,122
Indirect	6,394	6,244	5,436	18,091	15,526
Production costs	42,014	39,681	36,717	116,912	105,301
By-product credits	(3,022)	(3,704)	(4,929)	(9,536)	(16,179)
Treatment, refining and other	4,122	4,248	4,198	10,897	10,137
C1 cash costs	$43,114	$40,225	$35,986	$118,273	$99,259

Payable copper produced (lb, 000)	23,734	26,464	24,669	70,761	74,312

Mining	$1.15	$0.97	$0.96	$1.08	$0.91
Processing	$0.35	$0.29	$0.31	$0.32	$0.30
Indirect	$0.27	$0.24	$0.22	$0.26	$0.21
By-product credits	$(0.13)	$(0.14)	$(0.20)	$(0.13)	$(0.22)
Treatment, refining and other	$0.18	$0.16	$0.17	$0.14	$0.14
C1 cash costs of copper produced (per lb)	$1.82	$1.52	$1.46	$1.67	$1.34

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced and All-in Sustaining Cost of gold produced (per ounce)

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Cost of production	$6,323	$5,657	$7,317	$18,087	$19,934
Add (less):
Incentive payments	(320)	(311)	(177)	(1,038)	(950)
Net change in inventory	213	936	(1,031)	797	(377)
By-product credits	(240)	(163)	(145)	(579)	(414)
Smelting and refining costs	101	63	69	240	173
Foreign exchange translation and other	453	(119)	(149)	510	280
C1 cash costs	$6,530	$6,063	$5,884	$18,017	$18,646
Site general and administrative	1,304	1,338	1,011	3,874	2,452
Accretion of mine closure and rehabilitation provision	112	111	106	328	330
Sustaining capital expenditure	4,258	3,530	4,105	10,801	10,091
Sustaining leases	1,832	1,740	1,036	5,232	2,752
Royalties and production taxes	808	556	298	1,702	779
AISC	$14,844	$13,338	$12,440	$39,954	$35,050

Costs
Mining	$3,140	$3,017	$3,071	$8,724	$10,218
Processing	2,165	2,048	1,867	6,118	5,850
Indirect	1,364	1,098	1,022	3,514	2,819
Production costs	6,669	6,163	5,960	18,356	18,887
Smelting and refining costs	101	63	69	240	173
By-product credits	(240)	(163)	(145)	(579)	(414)
C1 cash costs	$6,530	$6,063	$5,884	$18,017	$18,646
Site general and administrative	1,304	1,338	1,011	3,874	2,452
Accretion of mine closure and rehabilitation provision	112	111	106	328	330
Sustaining capital expenditure	4,258	3,530	4,105	10,801	10,091
Sustaining leases	1,832	1,740	1,036	5,232	2,752
Royalties and production taxes	808	556	298	1,702	779
AISC	$14,844	$13,338	$12,440	$39,954	$35,050

Costs per ounce
Payable gold produced (ounces)	17,579	12,333	10,965	42,355	30,883

Mining	$179	$245	$280	$206	$331
Processing	$123	$166	$170	$144	$189
Indirect	$78	$89	$93	$83	$91
Smelting and refining	$6	$5	$6	$6	$6
By-product credits	$(15)	$(13)	$(12)	$(14)	$(13)
C1 cash costs of gold produced (per ounce)	$371	$492	$537	$425	$604
AISC of gold produced (per ounce)	$844	$1,081	$1,135	$943	$1,135

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Net Income	$2,811	$29,941	$3,999	$57,252	$80,595
Adjustments:
Finance expense	8,017	5,995	7,283	20,538	20,933
Finance income	(2,976)	(3,362)	(2,997)	(10,476)	(5,254)
Income tax (recovery) expense	(807)	5,773	1,887	9,632	15,776
Amortization and depreciation	21,299	20,239	14,743	58,044	42,608
EBITDA	$28,344	$58,586	$24,915	$134,990	$154,658
Foreign exchange loss (gain)	13,937	(15,057)	65	(9,741)	(15,341)
Share based compensation	(1,185)	4,909	4,151	8,741	3,808
Unrealized loss (gain) on copper derivative contracts	1,814	(2,654)	—	(840)	—
Incremental COVID-19 costs	—	—	—	—	1,956
Adjusted EBITDA	$42,910	$45,784	$29,131	$133,150	$145,081

Note: In 2023 Q3, EBITDA has been updated to incorporate the adjustment of finance income. EBITDA and Adjusted EBITDA for comparative periods have been updated accordingly.

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q3	2023 - Q2	2022 - Q3	2023 - YTD	2022 - YTD
Net income as reported attributable to the owners of the Company	$2,525	$29,576	$3,745	$56,255	$79,672
Adjustments:
Share based compensation	(1,185)	4,909	4,151	8,741	3,808
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	9,481	(9,716)	2,106	(4,988)	1,807
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	7,530	(2,078)	(6,733)	2,300	(29,943)
Unrealized loss (gain) on interest rate derivative contracts	1,808	(2,644)	—	(836)	—
Incremental COVID-19 costs	—	—	—	—	1,944
Tax effect on the above adjustments	(2,873)	2,205	706	540	3,995
Adjusted net income attributable to owners of the Company	$17,286	$22,252	$3,975	$62,012	$61,283

Weighted average number of common shares
Basic	93,311,434	92,685,916	90,845,229	92,767,525	90,543,185
Diluted	94,009,268	93,643,447	91,797,437	93,643,940	91,950,181

Adjusted EPS
Basic	$0.19	$0.24	$0.04	$0.67	$0.68
Diluted	$0.18	$0.24	$0.04	$0.66	$0.67

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2023	June 30, 2023	December 31, 2022	September 30, 2022
Current portion of loans and borrowings	$11,764	$17,105	$15,703	$9,049
Long-term portion of loans and borrowings	407,656	409,818	402,354	402,275
Less:
Cash and cash equivalents	(44,757)	(124,382)	(177,702)	(210,244)
Short-term investments	(42,843)	(56,011)	(139,700)	(149,554)
Net (cash) debt	$331,820	$246,530	$100,655	$51,526

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2023	June 30, 2023	December 31, 2022	September 30, 2022
Current assets	$174,113	$280,783	$392,427	$444,188
Less: Current liabilities	(141,284)	(140,090)	(129,121)	(100,943)
Working capital	$32,829	$140,693	$263,306	$343,245

Cash and cash equivalents	44,757	124,382	177,702	210,244
Short-term investments	42,843	56,011	139,700	149,554
Available undrawn revolving credit facilities	150,000	150,000	75,000	75,000
Available liquidity	$237,600	$330,393	$392,402	$434,798

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

18	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the ability of the Company to execute on its growth initiatives according to the timeline and budget currently envisioned, including its ability to enter into a definitive earn-in agreement with VBM; estimated completion dates for certain milestones, including construction of the Tucumã Project, and completion of the projects that comprise the Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft to create a two-mine system at the Pilar Mine; the estimated timing of construction activities comprising the Company's key growth initiatives, including the commencement of main shaft sinking at the Caraíba Operations' new external shaft; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

19	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada